Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS INC.

Name of Subsidiary	State or Jurisdiction of Entity

Pegasystems Limited	England

Pegasystems Proprietary Limited	Australia

Pegasystems Worldwide Inc.	Massachusetts

Pegasystems Investment Inc.	Massachusetts

Pegasystems Company	Canada

Pegasystems Private Limited	Singapore

Pegasystems Worldwide India Private Limited	India

Pegasystems Mauritius	Mauritius

Pegasystems GmbH	Germany

Pegasystems B.V.	Netherlands

Pegasystems A.G.	Switzerland

Pegasystems Sp.Zoo	Poland

Pegasystems Spain, S.L.	Spain

Pegasystems France, an S.A.R.L.	France